FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Elwood, Clark D.	2. Issuer Name and Ticker or Trading Symbol ITT Educational Services, Inc. ESI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice President, General Counsel and Secretary
(Last) (First) (Middle) 5975 Castle Creek Parkway, North Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01-29-03
(Street) Indianapolis, IN 46250		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01-29-03		M		45,000(1)	A	$4.445(2)
Common Stock	01-29-03		S		600	D	$25.51
Common Stock	01-29-03		S		44,400	D	$25.50
Common Stock	01-29-03		M		50,000(3)	A	$10.844(4)
Common Stock	01-29-03		S		50,000	D	$25.50
Common Stock	01-29-03		M		40,000(5)	A	$6.750(6)
Common Stock	01-29-03		S		40,000	D	$25.50
Common Stock	01-29-03		M		26,666(7)	A	$9.719(8)
Common Stock	01-29-03		S		26,666	D	$25.50	8,304(9)	D
								5,915(10)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$4.445	01-29-03		M			45,000	(11)	10-04-05	Common Stock	45,000		0	D
Stock Option (Right to Buy)	$10.844	01-29-03		M			50,000	(12)	01-15-08	Common Stock	50,000		0	D
Stock Option (Right to Buy)	$6.750	01-29-03		M			40,000	(13)	01-09-10	Common Stock	40,000		0	D
Stock Option (Right to Buy)	$9.719	01-29-03		M			26,666	(14)	01-25-11	Common Stock	40,000		13,334	D

Explanation of Responses:

(1) Total represents: (a) 10,000 shares subject to a stock option (right to buy) granted on October 2, 1995 ("1995 Option"); (b) the increase of 5,000 shares subject to the 1995 Option pursuant to the 3-for-2 split of the ESI common stock on April 16, 1996 ("April 1996 Split"); (c) the increase of 7,500 shares subject to the 1995 Option pursuant to the 3-for-2 split of the ESI common stock on November 5, 1996 ("November 1996 Split"); and (d) the increase of 22,500 shares subject to the 1995 Option pursuant to the 2-for-1 split of the ESI common stock on June 6, 2002 ("June 2002 Split").
(2) Represents an original exercise price of $20.00 for the shares of ESI common stock subject to the 1995 Option: (a) reduced to $13.333 pursuant to the April 1996 Split; (b) reduced to $8.889 pursuant to the November 1996 Split; and (c) reduced to $4.445 pursuant to the June 2002 Split.
(3) Total represents: (a) 25,000 shares subject to a stock option (right to buy) granted on January 13, 1998 ("1998 Option"); and (b) the increase of 25,000 shares subject to the 1998 Option pursuant to the June 2002 Split.
(4) Represents an original exercise price of $21.688 for the shares of ESI common stock subject to the 1998 Option reduced to $10.844 pursuant to the June 2002 Split.
(5) Total represents: (a) 20,000 shares subject to a stock option (right to buy) granted on January 7, 2000 ("2000 Option"); and (b) the increase of 20,000 shares subject to the 2000 Option pursuant to the June 2002 Split.
(6) Represents an original exercise price of $13.50 for the shares of ESI common stock subject to the 2000 Option reduced to $6.75 pursuant to the June 2002 Split.
(7) Total represents: (a) 13,333 shares subject to a stock option (right to buy) granted January 23, 2001 ("2001 Option"); and (b) the increase of 13,333 shares subject to the 2001 Option pursuant to the June 2002 Split.
(8) Represents an original exercise price of $19.438 for shares of ESI common stock subject to the 2001 Option reduced to $9.719 pursuant to the June 2002 Split.
(9) Total represents: (a) 4,152 shares beneficially owned as of May 31, 2002; (b) the acquisition of 4,152 shares pursuant to the June 2002 Split; and (c) the acquisition and disposition of 161,666 shares on January 29, 2003 as reported on this Form 4.
(10) Total represents: (a) 2,886 shares beneficially owned on May 31, 2002 under the ESI 401(k) plan; (b) 2,886 shares acquired under the ESI 401(k) plan pursuant to the June 2002 Split; and (c) 143 shares acquired under the ESI 401(k) plan from June 1, 2002 through January 15, 2003.
(11) The option vested in three equal installments on October 2, 1996, 1997 and 1998.
(12) The option vested in three equal installments on January 13, 1999, 2000 and 2001.
(13) The option vested in three equal installments on January 7, 2001, 2002 and 2003.
(14) The option vests in three equal installments on January 23, 2002, 2003 and 2004.

By: /s/ Clark D. Elwood Clark D. Elwood **Signature of Reporting Person	January 30, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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